Exhibit 21

SUBSIDIARIES

Subsidiaries of Farmers and Merchants Bancshares, Inc.

Farmers and Merchants Bank, a Maryland commercial bank (the “Bank”)

Series Protected Cell FCB-4, a series of First Community Bankers Insurance, Co., LLC, a Tennessee limited liability company.

Subsidiaries of the Bank

Reliable Community Financial Services, Inc., a Maryland corporation